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                                                   Filer: iNTELEFILM Corporation
                                         Subject Company: Harmony Holdings, Inc.
                                                  Registration Number: 333-38474

       INTELEFILM CORPORATION EXTENDS EXCHANGE OFFER TO ACQUIRE REMAINING
                         HARMONY HOLDINGS, INC. SHARES

         MINNEAPOLIS, MINN., Jan. 26, 2001 - INTELEFILM CORPORATION (NASDAQ:FILM) announced today that it is extending the expiration date of its exchange offer for 20 additional business days to the stockholders of Harmony Holdings, Inc. iNTELEFILM, which owns approximately 55% of Harmony's outstanding common stock, has made an offer to Harmony's stockholders to acquire all shares of Harmony not currently owned by it, in exchange for iNTELEFILM stock.

         iNTELEFILM is offering one share of its common stock for every 13.75 shares of Harmony common stock validly tendered and not properly withdrawn. The offer and withdrawal rights, as extended, will expire at 5:00 p.m., Minneapolis time, on Friday, February 23, 2001. The offer is subject to the condition that stockholders of Harmony tender, and do not withdraw, a sufficient number of shares of Harmony common stock which, together with the Harmony common stock already owned by iNTELEFILM, constitutes at least 90% of the issued and outstanding common stock of Harmony. As of 5:00 p.m., Minneapolis time, on January 25, 2001, 2,450,728 shares had been tendered, which together with the shares owned by iNTELEFILM, equals approximately 87.65% of the issued and outstanding common stock of Harmony.